Exhibit 99.1

Confidential	August 11, 2015

China New Borun Announces Second Quarter 2015 Unaudited Financial Results

Beijing, China, August 11, 2015 – China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”), a leading producer and distributor of corn-based edible alcohol in China, today announced its unaudited financial results for the second quarter ended June 30, 2015.

Mr. Jinmiao Wang, Chairman and Chief Executive Officer of Borun, commented on the results, “We are ecstatic in being able to deliver a strong second quarter of 2015 that significantly exceeded our top line expectations. During the quarter, the baijiu industry showed improved demand, driven by the mass market; while at the same time, the number of edible alcohol producers had contracted, as many smaller and inefficient edible alcohol producers exited the industry. This enabled Borun to maintain a solid average selling price for edible alcohol at better-than-expected shipment volume, which drove strong revenue and profitability.”

“We believe the improved competitive landscape and pricing for edible alcohol will likely sustain, and as we had already proactively upgraded our production facilities and conducted partial maintenance during the first quarter of 2015, we plan a shorter annual maintenance period this third quarter. With our solid market position and the improved fundamentals in the baijiu industry, we anticipate greater profits in 2015,” Mr. Wang concluded.

Second Quarter 2015 Quick View

•	Total revenue increased 7.7% to RMB720.6 million ($117.9 million1) from RMB668.9 million in the second quarter of 2014.

•	Gross profit increased 29.8% to RMB87.7 million ($14.3 million) from RMB67.5 million in the second quarter of 2014.

•	Net income increased 81.7% to RMB38.1 million ($6.2 million) from RMB21.0 million in the second quarter of 2014.

•	Basic and diluted earnings per American Depositary Share ("ADS") were RMB1.48 ($0.24) for the quarter ended June 30, 2015. Each ADS represents one of the Company's ordinary shares.

__________________________

1 This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the quarter ended June 30, 2015 were made at a rate of RMB6.1136 to USD1.00, the rate published by the People’s Bank of China on June 30, 2015. China New Borun Corporation makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

Confidential	August 11, 2015

Second Quarter 2015 Financial Performance

For the second quarter of 2015, revenue increased by 7.7% year-over-year to RMB720.6 million ($117.9 million) from RMB668.9 million in the same period of 2014. The increase in revenue was mainly attributable to higher sales volume in edible alcohol and its by-products.

Revenue breakdown by product lines is as follows:

•	Revenue from edible alcohol increased by 11.2% to RMB473.8 million ($77.5 million) in the second quarter of 2015, compared to RMB425.9 million in the second quarter of 2014. The sales volume of edible alcohol in the second quarter of 2015 increased by 11.2% year-over-year to 92,864 tons, and the average selling price of edible alcohol was unchanged at RMB5,102 per ton.
•	Revenue from DDGS Feed increased slightly by 0.1% to RMB159.9 million ($26.2 million) in the second quarter of 2015, compared to RMB159.8 million in the second quarter of 2014. The sales volume of DDGS Feed in the second quarter of 2015 increased by 11.1% year-over-year to 82,418 tons, while the average selling price decreased by 10.0% year-over-year to RMB1,940 per ton.

•	Revenue from liquid carbon dioxide decreased by 53.8% to RMB5.2 million ($0.8 million) in the second quarter of 2015, compared to RMB11.4 million in the second quarter of 2014. The sales volume of liquid carbon dioxide in the second quarter of 2015 increased by 6.4% year-over-year to 34,837 tons, while the average selling price decreased by 56.5% year-over-year to RMB151 per ton.

•	Revenue from crude corn oil decreased by 3.3% to RMB46.9 million ($7.7 million) in the second quarter of 2015, compared to RMB48.5 million in the second quarter of 2014. The sales volume of crude corn oil in the second quarter of 2015 increased by 7.2% year-over-year to 7,233 tons, while the average selling price decreased by 9.8% year-over-year to RMB6,483 per ton.

•	Revenue from chlorinated polyethylene (CPE) increased by 63.2% to RMB34.8 million ($5.7 million) in the second quarter of 2015, compared to RMB21.3 million in the second quarter of 2014. The sales volume of CPE in the second quarter of 2015 increased by 66.5% year over year to 4,075 tons, while the average selling price decreased by 2.0% to RMB8,547 per ton.

During the second quarter of 2015, gross profit increased by 29.8% to RMB87.7 million ($14.3 million) from RMB67.5 million in the same period of 2014. Gross margin for the second quarter of 2015 increased to 12.2%, from 10.1% in the same period of 2014, which was primarily attributable to the decrease in average corn cost, partly offset by the decrease in average selling price of by-products.

Operating income increased by 30.8% to RMB72.3 million ($11.8 million) in the second quarter of 2015, from RMB55.3 million in the same period of 2014, primarily attributable to higher gross profit earned.

Selling expenses increased by RMB0.4 million, or 21.6% to RMB1.9 million ($0.3 million) in the second quarter of 2015, from RMB1.5 million in the same period of 2014, which increased in line with the sales volume.

Confidential	August 11, 2015

General and administrative expenses increased by RMB2.8 million, or 26.2% to RMB13.5 million ($2.2 million) in the second quarter of 2015, from RMB10.7 million in the same period of 2014.

Income tax expenses in the second quarter of 2015 were RMB12.7 million ($2.1 million), representing an effective tax rate of 25.0%.

Net income increased by 81.7% to RMB38.1 million ($6.2 million) in the second quarter of 2015, compared to RMB21.0 million in the same quarter of 2014. In the second quarter of 2015, basic and diluted earnings per share and per ADS were RMB1.48 ($0.24), and the Company had 25.7 million weighted average basic and diluted shares outstanding.

As of June 30, 2015, cash and bank deposits of RMB496.1 million ($81.1 million) decreased by RMB334.3 million, compared with RMB830.4 million as of December 31, 2014. Cash flows used in operating activities for the second quarter of 2015 were RMB59.0 million ($9.7 million), which was mainly due to the increase in inventories.

Financial Outlook

The Company estimates that its revenue for the third quarter of 2015 will be in the range of RMB630 million ($103.0 million) to RMB670 million ($109.6 million), an increase of approximately 19.1% to 26.6% over the same quarter of 2014.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

Borun's management will hold a corresponding earnings conference call and live webcast at 8:00 a.m. E.T. on Wednesday, August 12, 2015 (8:00 p.m. Beijing time on Wednesday, August 12, 2015) to discuss the results and highlights from the second quarter of 2015 and answer questions from investors. A webcast of the call will be available at http://ir.chinanewborun.com. Listeners may access the call by dialing:

United States Toll Free:	1-866-519-4004
US Toll/International:	1-845-675-0437
Hong Kong Toll Free:	800-906-601
Hong Kong Toll:	852-3018-6771
China Toll Free:	800-819-0121
China Toll Free (Mobile):	400-620-8038
Conference ID:	93908929

A replay of the webcast will be accessible through August 20, 2015 on http://ir.chinanewborun.com or by dialing:

United States toll free:	1-855-452-5696
International:	61-2-8199-0299
Passcode	93908929

Confidential	August 11, 2015

About China New Borun Corporation

China New Borun Corporation (NYSE: BORN) is a leading producer and distributor of corn-based edible alcohol sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage in China. The Company also produces DDGS Feed, liquid carbon dioxide and crude corn oil as by-products of edible alcohol production, and CPE and foam insulation that are widely used in chemical industries. China New Borun is based in Shouguang, Shandong Province. Additional information about the company can be found at http://www.chinanewborun.com and in documents filed with the U.S. Securities and Exchange Commission, which are available on the SEC's website at http://www.sec.gov.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "could," "potential," "continue," "ongoing," similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

Contact Information

Asia Bridge Capital Limited

Wendy Sun

Phone: +86-10-8556-9033 (China)

+1-888-870-0798 (U.S.)

Email: wendy.sun@asiabridgegroup.com

Confidential	August 11, 2015

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31, 2014	June 30, 2015
	RMB	RMB	US$
Assets
Cash	830,430,168	496,058,045	81,140,088
Restricted cash	62,370,000	20,000,000	3,271,395
Trade accounts receivable, net of allowance for doubtful accounts of nil and nil, respectively	531,480,981	476,548,904	77,948,983
Held-to-maturity debt securities	—	98,720,762	16,147,730
Inventories	496,754,625	756,230,968	123,696,507
Advance to suppliers	52,577,513	398,501	65,183
Other receivables	73,593,217	130,973,945	21,423,375
Prepaid expenses	4,562,333	1,881,997	307,838
Total current assets	2,051,768,837	1,980,813,122	324,001,099
Property, plant and equipment, net	1,096,055,659	1,058,919,284	173,207,158
Land use right, net	136,125,360	134,709,071	22,034,329
Intangible assets, net	5,822,528	3,909,406	639,461
Other non-current assets	5,562,810	3,649,726	596,985
Total assets	3,295,335,194	3,182,000,609	520,479,032

Liabilities and shareholders’ equity
Trade accounts payable	17,055,679	13,316,381	2,178,157
Accrued expenses and other payables	86,729,443	62,302,341	10,190,777
Income taxes payable	6,205,515	16,935,689	2,770,166
Short-term borrowings	901,000,000	943,200,000	154,278,985
Current portion of long-term borrowings	24,000,000	24,000,000	3,925,674
Bonds Payable	500,000,000	320,000,000	52,342,319
Total current liabilities	1,534,990,637	1,379,754,411	225,686,078
Long-term borrowings	84,000,000	72,000,000	11,777,022
Total liabilities	1,618,990,637	1,451,754,411	237,463,100

Shareholders’ equity
Ordinary share – (December 31, 2014 and June 30, 2015: par value of RMB0.0068259, 25,725,000 shares issued and outstanding)	175,596	175,596	25,725
Additional paid-in capital	468,132,187	468,132,187	76,572,263
Retained earnings – appropriated	134,277,095	134,277,095	21,963,670
Retained earnings – unappropriated	1,074,210,923	1,128,112,247	184,525,034
Accumulated other comprehensive loss	(451,244)	(450,927)	(70,760)
Total shareholders’ equity	1,676,344,557	1,730,246,198	283,015,932
Total liabilities and shareholders’ equity	3,295,335,194	3,182,000,609	520,479,032

Confidential	August 11, 2015

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the three-month period ended,
	June 30, 2014	March 31, 2015	June 30, 2015
	(RMB)	(RMB)	(RMB)	(US$)

Revenues	668,887,775	570,925,219	720,638,443	117,874,647
Cost of goods sold	601,348,437	511,689,155	632,954,711	103,532,241
Gross profit	67,539,338	59,236,064	87,683,732	14,342,406
Operating expenses:
Selling	1,534,527	1,202,672	1,866,280	305,267
General and administrative	10,703,722	11,813,709	13,506,488	2,209,253
Total operating expenses	12,238,249	13,016,381	15,372,768	2,514,520
Operating income	55,301,089	46,219,683	72,310,964	11,827,886

Other (income) expenses:
Interest income	(637,612)	(2,263,389)	(4,017,821)	(657,194)
Interest expense	26,695,034	26,409,354	24,018,082	3,928,632
Others, net	1,273,848	1,025,752	1,490,237	243,757
Total other expense, net	27,331,270	25,171,717	21,490,498	3,515,195
Income before income taxes	27,969,819	21,047,966	50,820,466	8,312,691
Income tax expense	6,992,455	5,261,992	12,705,116	2,078,173
Net income	20,977,364	15,785,974	38,115,350	6,234,518

Earnings per share:
Basic and diluted	0.82	0.61	1.48	0.24
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000	25,725,000

Confidential	August 11, 2015

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the six-month period ended,
	June 30, 2014	June 30, 2015
	(RMB)	(RMB)	(US$)

Revenues	1,294,618,856	1,291,563,662	211,260,740
Cost of goods sold	1,136,596,378	1,144,643,866	187,229,107
Gross profit	158,022,478	146,919,796	24,031,633
Operating expenses:
Selling	2,749,478	3,068,952	501,988
General and administrative	21,194,588	25,320,197	4,141,618
Total operating expenses	23,944,066	28,389,149	4,643,606
Operating income	134,078,412	118,530,647	19,388,027

Other (income) expenses:
Interest income	(1,162,947)	(6,281,210)	(1,027,416)
Interest expense	52,719,992	50,427,436	8,248,403
Others, net	2,129,418	2,515,989	411,540
Total other expense, net	53,686,463	46,662,215	7,632,527
Income before income taxes	80,391,949	71,868,432	11,755,500
Income tax expense	20,097,988	17,967,108	2,938,875
Net income	60,293,961	53,901,324	8,816,625

Earnings per share:
Basic and diluted	2.34	2.10	0.34
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000